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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Metinvest B.V.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

The Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Metinvest B.V.

(Name of Person(s) Furnishing Form)

10.25 per cent. Guaranteed Notes due 2015

(Title of Class of Subject Securities)

59155AA5

(CUSIP Number of Class of Securities (if applicable))

Andriy Bondarenko

Metinvest B.V.

Alexanderstraat 23

‘s-Gravenhage

2514 JM

The Netherlands

38 (062) 388 16 24

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Adam B. Farlow

Baker & McKenzie LLP

100 New Bridge Street

London EC4V 6JA

United Kingdom

Telephone: + 44 20 7919 1000

April 8, 2015 (Publication of Consent Solicitation Memorandum)

(Date Consent Solicitation Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)(1)	Consent Solicitation Memorandum dated April 8, 2015, attached hereto as Exhibit 99.1.*

(a)(2)	Press Release dated April 8, 2015, attached hereto as Exhibit 99.2.**

(a)(3)	Notice of Outcome of Meeting dated May 5, 2015, attached hereto as Exhibit 99.3.

(b)	Not applicable.

*Previously furnished as Exhibit 99.1 to Form CB with the Securities and Exchange Commission on April 8, 2015.

**Previously furnished as Exhibit 99.2 to Form CB with the Securities and Exchange Commission on April 8, 2015.

Item 2.	Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Part I, Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Power of Attorney, attached hereto as Exhibit 99.4.***

***Previously furnished as Exhibit 99.3 to Form CB with the Securities and Exchange Commission on April 8, 2015.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Metinvest B.V. with the Securities and Exchange Commission on April 8, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METINVEST B.V.

/s/ Jacob Broers
Name: Jacob Broers
Title: Authorized Signatory

Dated: May 7, 2015

Exhibit Index

Exhibit Number	Description

Exhibit 99.1	Consent Solicitation Memorandum dated April 8, 2015.*

Exhibit 99.2	Press Release dated April 8, 2015.**

Exhibit 99.3	Notice of Outcome of Meeting dated May 5, 2015.

Exhibit 99.4	Power of Attorney, authorizing Jacob Broers as signatory for Metinvest B.V.***

*Previously furnished as Exhibit 99.1 to Form CB with the Securities and Exchange Commission on April 8, 2015.

**Previously furnished as Exhibit 99.2 to Form CB with the Securities and Exchange Commission on April 8, 2015.

***Previously furnished as Exhibit 99.3 to Form CB with the Securities and Exchange Commission on April 8, 2015.